May 3, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christina Thomas

Re:	Acceleration Request for Intellia Therapeutics, Inc. (the “Company”) Registration Statement on Form S-1 (File No. 333-210689)

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed public offering of up to 5,000,000 shares of common stock, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 4:00 p.m., Eastern Time, on May 5, 2016, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus, dated April 27, 2016, through the date hereof:

Preliminary Prospectus dated April 27, 2016:

2,441 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ John Kolz
	Name:	John Kolz
	Title:	Managing Director

JEFFERIES LLC

By:	/s/ Matthew Kim
	Name:	Matthew Kim
	Title:	Managing Director

LEERINK PARTNERS LLC

By:	/s/ Jon Civitarese
	Name:	Jon Civitarese
	Title:	Managing Director

Acting on behalf of themselves and as the Representatives of the several Underwriters

[Signature Page to Acceleration Request Letter - Intellia Therapeutics, Inc.]